Exhibit 21.1
List of Subsidiaries

Entity	Jurisdiction of Incorporation or Formation
Balboa Overseas Investment Corporation	Panama

Burrard Petroleum, Ltd.	British Columbia

Canyon State Oil Company, Inc.	Arizona

ETI Acquisition LLC	Delaware

General Petroleum Corporation	California

G.P. Atlantic, Inc.	South Carolina

Hartney Brothers, Inc.	Illinois

Hartney Fuel Oil Co.	Illinois

Marine Oil Service de Panama, S.A.	Panama

Maxum Petroleum, Inc.*	Delaware

Paulson Oil Company	Indiana

Pecos, Inc.	California

Petroleum Fueling, Inc.	West Virginia

Petroleum Products, Inc.	West Virginia

Petroleum Supply Company, Inc.	Illinois

Petroleum Transport, Inc.	West Virginia

Rainier Petroleum Corporation	Washington

Sedro-Woolley Holdings Corporation	Washington

Simons Petroleum, Inc.	Oklahoma

Simons Petroleum, Inc.	Texas

SPI Acquisition LLC	Delaware

Trinidad Insurance Co.	Cayman Islands

*	This entity will be renamed “Maxum Petroleum Finance Corp.” prior to the consummation of the offering.